

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 11, 2007

Via Mail and Fax

Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **RE:** **Toyota Motor Corporation**
> **Form 20-F: For the Year Ended March 31, 2007**
> **File Number: 001-14948**

Dear Mr. Cho:

We have reviewed your correspondence dated September 4, 2007, and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F: For the Year Ended March 31, 2007

Item 5.B Liquidity and Capital Resources, page 61

1. Refer to your response to our prior comment number 1. In regard to the added clarity you intend in discussing your future cash flows of operating activities, please consider the following:
   (1) We believe a succinct discussion in a single location that explains the material underlying cash effects of the primary drivers of changes in your cash flows of operating activities, with specific reference to other locations in your filing that supplements the discussion as appropriate, is most beneficial to readers.
   (2) The underlying cash effects associated with operating activities may not be apparent from disclosures in Item 5, "Operating and Financial Review and

Prospects" in regard to results of operations in which amounts disclosed therein are based on the accrual method of accounting.

(3) Virtually all of the items currently presented in the operating activities section of your statements of cash flows are of a noncash nature (e.g., depreciation) and do not provide a sufficient basis for a reader to analyze the changes in operating cash flows in terms of cash. Accordingly, you should directly address in terms of cash the material changes in the underlying drivers affecting your operating cash flows without reliance on the reconciling items following the guidance in Section IV.B.1 of FR-72 dated December 19, 2003 (release number 33-8350).

Consolidated Statements of Cash Flows, page F-9

2. Refer to your response to our prior comment number 2. Please describe for us in further detail the nature of the costs incurred to "Construct manufacturing facilities to undertake model changes by Toyota Motor Corporation" and why it is appropriate to record them as fixed assets. For example, specify whether any of the costs incurred were (1) "change over," "set up" or "conversion" costs for rearrangements of or adjustments to existing production capability to accommodate reconfiguration of designs to existing models, (2) construction of new production capability for new models or (3) extension of capability or capacity for existing models. For costs incurred for the purpose in (1), explain to us why it is appropriate to capitalize such costs rather than expense when incurred.

3. In regard to the expenditures for "expanding the research and development function by Toyota Motor Europe" indicated in your response to our prior comment number 2, please explain to us your consideration of paragraph 11.a of FAS 2 in arriving at your treatment to capitalize the costs incurred as fixed assets. Include in your response the nature of the costs incurred, how the related costs have separate economic value and future use, and the fixed assets created or improvements/betterments made to existing assets along with a description of the intended use of the associated assets.

Note 20. Derivative financial instruments, page F-44
Fair value hedges, page F-44 and Undesignated derivative financial instruments, page F-45

4. Refer to your response to our prior comment number 6. Please consider quantifying all items cited as reasons for variances so that readers may assess their relative magnitude, and disclosing the underlying reason associated with the cited item to the extent meaningful and useful.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: Mitsuo Kinoshita, Executive Vice President